Exhibit 99.3

Fees for the Use of the Airports (Passenger Use Fees)

The table below sets forth the maximum fees for passenger use fees that will apply to all the plane tickets issued as from the following day of the publication of the resolution in the Official Gazette (Boletín Oficial), and to be used after January 1st, 2020, under the AA2000 Concession Agreement.

Airport category
Use Fees Per Departing Passenger	I	II	III	IV
International flights	U.S.$51.00	U.S.$37.97	U.S.$33.66	U.S.$33.66
Domestic flights	AR$195.00	AR$136.00	AR$119.00	AR$119.00

Regional passenger use fees are a variation of the international flight passenger use fees and are applied only to international flights which cover a distance of less than 300 kilometers (187.5 miles), including international flights between the City of Buenos Aires and Uruguay. Regional passenger use fees are set at U.S.$25.16.

Passenger use fees on international flights are not charged for: (i) children under the age of 2, (ii) diplomats and (iii) transfer and transit passengers. Passenger use fees on domestic flights are not charged for: (i) children under the age of 3 and (ii) transfer and transit passengers.

Aircraft Fees

Landing Fees

The table below sets forth the maximum amounts that, effective as of January 1, 2017, we may collect from aircraft operators by airport category under the AA2000 Concession Agreement in respect of international and domestic aircraft landing fees.

International Flights	Airport category
	I	II	III	IV
Aircraft weight	(U.S.$ per ton, except percentages)
2 – 12 tons	29.32	17.39	9.99	9.99
Minimum fee	184.89	92.38	39.57	39.57
12 – 30 tons	6.27	3.73	2.24	2.24
31 – 80 tons	7.16	4.48	2.62	2.62
81 – 170 tons	8.81	5.37	-	-
> 170 tons	9.76	-	-	-
Minimum fee	81.50	48.51	29.11	29.11
Surcharge for operation out of the normal timetable	352.82	255.12	162.84	162.84
Surcharge for night air field lighting	30%	30%	30%	30%

Domestic Flights	Airport Category
	I	II	III	IV
Aircraft weight	(AR$ per ton, except percentages)
2 – 12 tons .	20.37	15.18	8.82	4.54
Minimum fee	142.73	108.34	62.15	31.53
12 – 30 tons	1.05	0.67	0.43	0.26
31 – 80 tons	1.14	0.76	0.52	-
81 – 170 tons	1.26	0.88	-	-
> 170 tons	1.47	-	-	-
Minimum fee	13.65	8.71	5.59	3.38
Surcharge for operation out of the normal timetable	260.00	188.00	120.00	68.00
Surcharge for night air field lighting	30%	50%	30%	30%

Per ton aircraft fees are charged for international and domestic flights to all commercial and private aircraft, with the exception of aircraft that weigh less than two tons. Aircraft weighing between two and twelve tons pay the minimum fee set forth in the table above. A rush-hour landing surcharge, equal to 50% of the landing fee applicable to such aircraft, is charged to all domestic and international flights that land at Aeroparque between 6:00 a.m. and 10:00 am, and between 6:30 p.m. and 9:30 p.m., daily.

Parking Fees

The table below sets forth the maximum amounts that, effective as of January 1, 2017, we may collect from aircraft operators, by airport category, under the AA2000 Concession Agreement with respect to international and domestic aircraft parking fees.

International Flights
	Airport Category
	Ezeiza/ Aeroparque	I	II	III	IV
Aircraft weight (tons)	(U.S.$ per ton per hour or fraction)
5 – 12 tons	3.84	1.92	1.43	1.12	1.12
Minimum fee	55.46	36.99	13.18	13.18	13.18
12 – 80 tons	0.34	0.17	0.13	0.10	0.10
81 – 170 tons	0.48	0.20	0.14	0.11	-
> 170 tons	0.98	0.22	0.14	-	-
Minimum fee	7.33	4.89	2.44	2.44	2.44

Domestic Flights
	Airport Category
	Ezeiza/ Aeroparque	I	II	III	IV
Aircraft weight (tons)	(AR$ per ton per hour or fraction)
5 – 12 tons	4.45	2.65	2.10	1.60	1.05
Minimum fee	124.44	81.90	51.90	37.80	23.64
12 – 80 tons	0.85	0.50	0.40	0.30	0.20
81 – 170 tons	1.15	0.65	0.50	0.40	-
> 170 tons	1.50	0.85	0.60	-	-
Minimum fee	39.50	26.00	16.50	12.00	7.50

Aircraft parking fees for international and domestic flights are charged to all commercial and private aircraft, with the exception of aircraft that weigh less than five tons. Aircraft parking fees for international and domestic flights for Ezeiza Airport and Aeroparque Airport are charged to aircraft parked in an operative apron; aircraft parking fees for international and domestic flights for aircraft parked in a remote apron are charged the fees corresponding to Category I. Free parking time is not applicable, irrespective of whether the flight is international or domestic, or commercial (whether in regular flight or not) or private.